GALIANO GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

TABLE OF CONTENTS

Management's Responsibility for Financial Reporting	1

Report of Independent Registered Public Accounting Firms	2-3

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management's Report on Financial Statements

The consolidated financial statements of Galiano Gold Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company's systems of internal control, and reviews the scope of the external auditors' audit and non‐audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management's Report on Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2023.

"Matt Badylak"	"Matthew Freeman"

Matt Badylak	Matthew Freeman
Director, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Galiano Gold Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Galiano Gold Inc. [the "Company"] as of December 31, 2023, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year then ended, and the related notes [collectively referred to as the "consolidated financial statements"]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit has provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2023.

Vancouver, Canada

February 16, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Galiano Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Galiano Gold Inc. and its subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2023

We served as the Company’s auditor from 2011 to 2023.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2023 AND 2022
(In thousands of United States Dollars)

		December 31, 2023	December 31, 2022
	Note	$	$
Assets
Current assets
Cash and cash equivalents	7	55,270	56,111
Receivables		29	54
Receivable due from related party	8	1,031	1,684
Prepaid expenses and deposits		764	756
		57,094	58,605
Non‐current assets
Financial assets	9	70,165	66,809
Investment in joint venture	10	85,818	54,148
Right‐of‐use asset		173	277
Property, plant and equipment		52	55
		156,208	121,289
Total assets		213,302	179,894

Liabilities

Current liabilities
Accounts payable and accrued liabilities		8,711	4,330
Payable due to related party	8	3,152	1,364
Lease liability		125	110
		11,988	5,804
Non‐current liabilities
Long‐term incentive plan liabilities	12	318	195
Lease liability		78	204
		396	399
Total liabilities		12,384	6,203

Equity
Share capital	11	579,619	579,591
Equity reserves	12	53,112	51,998
Accumulated deficit		(431,813)	(457,898)
Total equity		200,918	173,691
Total liabilities and equity		213,302	179,894

Proposed business combination	2	2
Commitments and contingencies	13	13

The accompanying notes form an integral part of these consolidated financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of United States Dollars, except dollar per share amounts)

		2023	2022
	Note	$	$

Share of net income related to joint venture	10	31,670	46,517
Service fee earned as operators of joint venture	8	5,747	5,413
General and administrative expenses	14	(15,286)	(11,100)
Exploration and evaluation expenditures	15	(2,009)	(1,411)
Income from operations and joint venture		20,122	39,419

Impairment reversal on investment in joint venture	10	-	7,631
Impairment of exploration and evaluation assets		-	(1,628)
Transaction costs	2	(378)	‐
Finance income	16(a)	6,255	1,036
Finance expense	16(b)	(23)	(5,647)
Foreign exchange gain (loss)		109	(2)
Net income and comprehensive income for the year		26,085	40,809

Weighted average number of shares outstanding:
Basic	18	224,946,412	224,943,453
Diluted	18	225,176,714	224,947,807

Net income per share:
Basic		0.12	0.18
Diluted		0.12	0.18

The accompanying notes form an integral part of these consolidated financial statements .

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of United States Dollars, except dollar per share amounts)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$
Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763
Share ‐based compensation expense	12(a)	‐	‐	119	‐	119
Net income and comprehensive income for the year		‐	‐	‐	40,809	40,809
Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	173,691
Issuance of common shares on exercise of stock options	12(a)	29,333	28	(9)	‐	19
Share ‐based compensation expense	12(a)	‐	‐	1,123	‐	1,123
Net income and comprehensive income for the year		‐	‐	‐	26,085	26,085
Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	200,918

The accompanying notes form an integral part of these consolidated financial statements .

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands of United States Dollars)

		2023	2022
	Note	$	$

Operating activities:
Net income for the year		26,085	40,809
Adjustments for:
Share of net income related to joint venture	10	(31,670)	(46,517)
Impairment reversal on investment in joint venture	10	-	(7,631)
Impairment of exploration and evaluation assets		-	1,628
Depreciation		143	146
Share‐based compensation	12,14	6,164	1,646
Finance income	16(a)	(6,255)	(1,036)
Finance expense	16(b)	17	5,642
Unrealized foreign exchange gain (loss)		7	(1)
Operating cash flow before working capital changes		(5,509)	(5,314)
Change in non‐cash working capital	19	1,875	7,098
Cash (used in) provided by operating activities		(3,634)	1,784

Investing activities:		2,899
Interest received			1,036
Expenditures on property, plant and equipment		(35)	(4)
Cash provided by investing activities		2,864	1,032

Financing activities:		19
Shares issued for cash on exercise of stock options	12(a)		‐
Lease payments		(127)	(130)
Cash used in financing activities		(108)	(130)

Impact of foreign exchange on cash and cash equivalents		37	(96)

(Decrease) increase in cash and cash equivalents during the year		(841)	2,590
Cash and cash equivalents, beginning of year		56,111	53,521
Cash and cash equivalents, end of year		55,270	56,111

Supplemental cash flow information	19

The accompanying notes form an integral part of these consolidated financial statements .

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company's head office and principal address is located at 1640 ‐ 1066 West Hastings Street Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

During the year, the Company's principal business activity was the operation of the Asanko Gold Mine ("the AGM") through a joint venture arrangement (the "JV") associated with the Company's 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements (see note 10). The Government of Ghana has a 10% free‐carried interest in the AGM. The AGM consists of four main open‐pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds a 100% interest in the Asumura property in Ghana.

2. Proposed business combination

On December 21, 2023, the Company announced it had entered into a binding share purchase agreement (the "SPA") with subsidiaries of Gold Fields Limited ("Gold Fields") to acquire Gold Fields' 45% interest in the AGM (the "Acquisition"). The objective of the Acquisition is to consolidate ownership of the AGM and establish Galiano as growing gold producer with robust financial strength, owning and operating one of the largest gold mines in West Africa. Upon closing of the Acquisition, the Company will own a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest).

Under the terms of the SPA, total consideration payable to Gold Fields will comprise the following:

  $65.0 million cash payment on closing of the Acquisition;

  the issuance of 28.5 million common shares of the Company on closing of the Acquisition;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026; and

  $30.0 million cash payment payable and contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields will also receive a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production.

The Acquisition is not subject to shareholder votes, but is subject to various closing conditions, including receipt of all required regulatory approvals in North America and Ghana, which includes the approvals of the TSX and NYSE American stock exchanges. The Acquisition is expected to close in the first quarter of 2024.

Acquisition related costs incurred in 2023 amounted to $0.4 million, have been expensed, and are presented as transaction costs in the Statement of Operations and Comprehensive Income.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

3. Basis of presentation

(a) Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with IFRS as issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements were authorized for issue and approved by the Board of Directors on February 16, 2024.

(b) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial information of the Company and its subsidiaries as at December 31, 2023. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2023:

			Classification and accounting
Affiliate name	Location	Interest	method

Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.[1]	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Ltd.	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

1 Name changed from Asanko Gold Exploration Ghana Ltd. to Galiano Gold Exploration Ghana Ltd. effective March 29, 2023.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies

The accounting policies described in this section were those applied by the Company and/or the JV (see note 10) during the years ended December 31, 2023 and 2022.

(a) Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company's investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses or reversal of impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long‐term debt interests which in substance form part of the Company's net investment. The Company's share of a joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company's investment. Balances between the Company and its joint ventures are not eliminated, but rather disclosed as related party transactions or balances.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture's operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value‐in‐use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Following an impairment reversal, the Company will continue to recognize its share of net earnings to the extent the investment is anticipated to be recoverable through future cash flows of the joint venture. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint arrangement at the cash‐generating unit level to determine whether there is any indication that these assets are impaired.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

(b) Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies (i.e. those currencies other than the functional currency)  are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income for the year.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short‐term investments with remaining maturities at initial recognition of ninety days or less, or that are fully redeemable without penalty or loss of interest.

(d) Inventories

Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. The cost of inventories includes the cost of raw materials, direct labour, mine‐site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long‐ term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in work‐in‐process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represent the costs of work‐in‐process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as production costs and depreciation and depletion, as applicable, in the statement of operations and comprehensive income for the year.

Additions to the cost of ore stockpiles are based on the related current cost of production for the year, while reductions in the cost of ore stockpiles are based on the weighted‐average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non‐current inventories in the consolidated statement of financial position based on the planned period of usage.

Supplies and spare parts are valued at the lower of weighted‐average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow‐moving items, or for physically obsolete items. Provisions for redundant and slow‐moving items are made by reference to specific items of inventory. The Company reverses write‐downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

(e) Mineral properties, plant and equipment ("MPP&E")

i. Mineral properties

Recognition

Capitalized costs of mining properties include the following:

  costs assigned to mining properties acquired in business combinations;
  expenditures incurred to develop mineral properties including pre‐production stripping costs;
  stripping costs in the production phase of a mine if certain criteria have been met (see below);
  costs to define and delineate known economic resources and develop the project;
  borrowing costs attributable to qualifying mining properties; and
  estimates of reclamation and closure costs.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre‐production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mineral properties, plant and equipment.

Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units‐of‐production method over the proven and probable reserves (ore tonnes) of the component of the ore body to which access has been improved as a result of the specific stripping activity.

Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement provision, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

  the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
  the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
  the status of environmental permits, and
  the status of mining leases or permits.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

Mineral properties in production are depleted on a deposit‐by‐deposit basis using the units‐of‐production method over the mine's estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit‐of‐ production method over the reserves that directly benefit from the specific stripping activity, and will commence when the mine is capable of operating in the manner intended by management. In the event proven and probable reserves are not identified management will use their best estimate from internally generated information.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

  completion of operational commissioning of each major mine and plant component;
  demonstrated ability to mine and mill consistently and without significant interruption at a pre‐determined average rate of designed capacity;
  the passage of a reasonable period of time for testing of all major mine and plant components;
  gold recoveries at or near expected production levels; and
  a significant portion of available funding is directed towards operating activities.

Mineral properties in development are not depleted.

ii. Plant and equipment

Recognition

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

The carrying amounts of plant and equipment are depreciated using either the straight‐line or units‐of‐production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 10 years
Computer equipment and software	3 years
Right‐of‐use assets	Straight‐line over lease term

Management reviews the estimated useful lives, residual values and depreciation methods of the Company's plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

iii. Impairment of non‐financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash‐generating unit ("CGU") is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value‐in‐use ("VIU") and fair value less costs to sell ("FVLCS"). FVLCS is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. The fair value of mine sites is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects. If a reliable estimate of future cash flows cannot be made, then fair value is determined by reference to market prices for comparable assets. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income.

Mineral properties, plant and equipment that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in the consolidated statement of operations and comprehensive income in the period in which the reversals occur.

iv. Derecognition

Upon disposal or abandonment, the carrying amounts of mineral properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

(f) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand‐alone prices.

The Company recognizes a right‐of‐use asset and a lease liability at the lease commencement date. The right‐of‐use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right‐of‐use asset is subsequently depreciated using the straight‐line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right‐of‐use asset reflects that the Company will exercise a purchase option. In that case, the right‐of‐use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‐of‐use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including in‐substance fixed payments;

  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  amounts expected to be payable under a residual value guarantee; and

  the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in‐substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‐of‐use asset or is recorded in the consolidated statement of operations and comprehensive income if the carrying amount of the right‐of‐use asset has been reduced to zero.

The Company has elected to apply the practical expedient under IFRS 16 to account for certain lease arrangements that include both lease and non-lease components as a single lease component.

Short‐term leases and leases of low‐value assets

The Company has elected not to recognize right‐of‐use assets and lease liabilities for leases of low‐value assets and short‐term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight‐ line basis over the lease term.

(g) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre‐tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income.

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre‐tax, risk‐free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk‐free interest rates. Changes in estimates that result in a change to the carrying value of the asset retirement provision have a corresponding change in the carrying amount of the related asset.

(h) Revenue from contracts with customers

Revenue is derived from the sale of gold and by‐products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

  the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

  the Company can identify each party's rights regarding the goods or services to be transferred;

  the Company can identify the payment terms for the goods or services to be transferred;

  the contract has commercial substance (i.e. the risk, timing or amount of the Company's future cash flows is expected to change as a result of the contract); and

  it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenue from gold and any by‐product metals is generally recorded at the time of physical delivery of the refined gold (i.e. when gold is credited to the counterparty's gold account), which is also the date when control of the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities, and the cost of producing those items, is recognized in profit or loss.

(i) Government royalties

Royalty payments to governments which are based on gross revenue are not considered income taxes and are recognized as an expense in the statement of operations and comprehensive income.

(j) Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company's business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a. the contractual rights to receive cash flows from the asset have expired, or

b. the Company has transferred its contractual rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass‐through 'arrangement; and either (a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs. All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

- financial liabilities at fair value through profit or loss;

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

- financial guarantee contracts;

- commitments to provide a loan at a below‐market interest rate; and

- contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed, and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

(k) Share‐based compensation

The Company has a share option plan and share unit plan which are described in note 12. The Company records all share‐based compensation for options using the fair value method with graded vesting. Under the fair value method, share‐based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income. The offset is credited to equity reserves ratably over the vesting period, after adjusting for the number of awards that are expected to vest. For share options, the fair value of share‐based compensation awards is determined at the date of grant using the Black‐Scholes option pricing model. Cash-settled awards are fair valued using the number of estimated vested awards multiplied by the share price of the Company's common shares.

Expenses recognized for unvested forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity‐settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share‐based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash‐settled share‐based payments (see note 12), the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. The corresponding share‐based compensation expense is recognized over the vesting period of the award. As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized in the consolidated statement of operations and comprehensive income in the period incurred.

(l) Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

4. Significant accounting policies (continued)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non‐monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income.

(m) Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the period.

5. Changes in accounting standards

(a) Accounting standards adopted during the year

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the new standard on the Company's current period financial statements, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The amendments to IAS 1 did not have a material impact on the Company's annual consolidated financial statements for the year ended December 31, 2023.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of December 31, 2023 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

6. Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the judgements, estimates and assumptions used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The accounting judgements and estimates which have the most significant effect on these financial statements and the financial results of the JV are as follows:

Judgements

Assessment of indicators of impairment or impairment reversal of equity investment in joint venture and MPP&E

The Company considers both external and internal sources of information in assessing whether there are any indications that its equity investment in the JV and/or the JV's MPP&E are impaired, or if a previously recognized impairment has reversed. External sources of information the Company considers include changes in the market, economic and legal environment in which the JV operates that are not within its control and affect the recoverable amount of the Company's equity investment. Internal sources of information the Company considers include the manner in which MPP&E of the JV are being used or are expected to be used and indications of economic performance of the assets. The judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these assumptions, which may impact the recoverable amount of the assets. In such circumstances, the carrying value of the Company's equity investment in the JV and/or the JV's MPP&E may be impaired or a prior period's impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income.

Estimates

Recoverable amount assessments of the equity investment in the JV and MPP&E

When facts and circumstances suggest the carrying value of the Company's equity investment in the JV and/or the JV's MPP&E may be impaired, or a previously recognized impairment may have reversed, the Company is required to estimate the recoverable amount through a FVLCS or VIU approach. Estimating the recoverable amount requires management to make significant estimates about the future life of mine cash flows of the AGM which may include, but may not be limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.

When assessing the recoverable amount of a CGU without defined mineral reserves, management may be required to make significant estimates about the fair value of in‐situ mineral resources by reference to market values for comparable assets.

When facts and circumstances suggest the carrying value of the JV's MPP&E may be impaired or a previously recognized impairment has reversed, the same policies and set of assumptions as described above are applied.

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life‐of‐mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges (or reversals) recorded.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

6. Significant accounting judgements and estimates (continued)

Depletion of mineral interests and plant and equipment

Estimates are made of recoverable ounces in the JV's mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change.

Plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the plant or equipment vary, future depreciation charges may change.

Measurement of inventory costs

The JV estimates quantities of ore in stockpiles and in process and the recoverable gold contained in this material in order to determine the cost of inventories and the weighted average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold‐in‐process and stockpiled ore, the JV estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write‐down of the carrying amounts of the JV's stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable value of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

6. Significant accounting judgements and estimates (continued)

Asset retirement provisions

Provisions for reclamation and closure cost obligations represent management's best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows, the timing of those cash outflows and application of discount and inflation rates. These assumptions are formed based on environmental and regulatory requirements or the Company's environmental policies which may give rise to constructive obligations. The JV's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the above factors can result in a change to the provision recognized by the JV. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Preferred shares

The Company holds preferred shares (without a fixed redemption date) in the JV which have been classified as financial assets measured at fair value through profit or loss. As at December 31, 2023, management estimated the fair value of the preferred shares by discounting the forecast future preferred share redemptions from the AGM. Several estimates were made to determine the forecast future cash flows including, but not limited to, long‐term realized gold prices, mineable reserves, mining and processing costs per tonne, ore grades, and metallurgical recoveries. Additionally, judgement was required to determine the appropriate discount rate used to calculate the present value of the forecast future cash flows.

7. Cash and cash equivalents

	December 31, 2023	December 31, 2022
	$	$
Cash held in banks	15,827	18,563
Short‐term investments	39,443	37,548
Cash and cash equivalents	55,270	56,111

The Company's short‐term investments are held with highly rated Canadian financial institutions. The weighted average interest rate earned on short-term investments at December 31, 2023 was approximately 5.5%.

8. Balances due from/to related party

Under the terms of the Joint Venture Agreement (the “JVA”) that governs the management of the JV (note 10), the Company remains the manager and operator of the JV and receives a fee for services rendered to the JV of $7.3 million per annum (originally $6.0 million, but adjusted annually for inflation) less 20% withholding taxes payable in Ghana.

During the year ended December 31, 2023, the Company earned a service fee of $5.8 million (year ended December 31, 2022 - $5.4 million). For the year ended December 31, 2023, the service fee was comprised of a gross service fee of $7.2 million less withholding taxes payable in Ghana of $1.4 million (year ended December 31, 2022 - gross service fee of $6.8 million less withholding taxes of $1.4 million). As at December 31, 2023, the Company had a receivable due from the JV in respect of the service fee in the amount of $1.0 million, net of withholding taxes (December 31, 2022 ‐ $1.7 million).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

8. Balances due from/to related party (continued)

As at December 31, 2023, the Company had a payable due to the JV in the amount of $3.2 million relating to reimbursement for third party supplier costs and administrative and exploration services performed by the JV on the Company’s wholly owned Asumura property in Ghana (December 31, 2022 – $1.4 million).  During the year ended December 31, 2023, the JV provided administrative and exploration services on the Company’s Asumura property totaling $0.2 million (year ended December 31, 2022 – $0.3 million).

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non‐interest bearing and have no specific terms of settlement.

9. Financial assets

As part of the joint venture transaction (note 10), the Company initially subscribed to 184.9 million non‐voting fixed redemption price redeemable preferred shares in Shika Group Finance Limited (the "preferred shares"), which were issued at a par value of $1 per redeemable share. The preferred shares have no fixed redemption date. As these preferred shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period end.

The following table summarizes the change in the carrying amount of the Company's preferred shares held in the joint venture during the years presented:

	December 31, 2023		December 31, 2022
	Number of shares	$	$
Balance, beginning of year	132,400,000	66,809	72,426
Fair value adjustment for the year	‐	3,356	(5,617)
Redemption of preferred shares during the year	‐	‐	‐
Balance, end of year	132,400,000	70,165	66,809

As at December 31, 2023, the Company re‐measured the fair value of the redeemable preferred shares to $70.2 million. Management’s best estimate of the fair value of the preferred shares was determined by discounting forecast future preferred share redemptions using a discount rate of 15.0% (December 31, 2022 – discount rate of 14.8%).

For the year ended December 31, 2023, the Company recognized an upward fair value adjustment on its preferred shares of $3.4 million in finance income (year ended December 31, 2022 – $5.6 million downward fair value adjustment recognized in finance expense). The preferred shares are classified as a Level 3 financial asset in the fair value hierarchy.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture

The Company is party to an arrangement under which the Company and a subsidiary of Gold Fields each own a 45% equity interest in Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM. The Government of Ghana retains a 10% free‐carried interest in AGGL.  The Company and Gold Fields also each own a 50% interest in Adansi Gold Company (GH) Ltd. ("Adansi Ghana"), which owns a number of exploration licenses, and finally the Company and Gold Fields each have a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company equity accounts for its interest in the JV.

The following table summarizes the change in the carrying amount of the Company's investment in the joint venture:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	54,148	‐
Company's share of the JV's net income for the year	31,670	46,517
Impairment reversal on investment in JV	‐	7,631
Balance, end of year	85,818	54,148

The Company recognized its 45% interest in the JV's net earnings for the year ended December 31, 2023, which amounted to $31.7 million (year ended December 31, 2022 - $46.5 million).

During the year ended December 31, 2022, the Company reversed a $7.6 million impairment charge previously recorded on its equity investment as a result of the AGM's reinstating its mineral reserves as of December 31, 2022.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

Operating and financial results of the AGM JV for the years ended December 31, 2023 and 2022

Summarized financial information for the Company's investment in the JV is outlined in the table below.

All disclosures in this note 10 are on a 100% JV basis, unless otherwise indicated. The JV applies the same material accounting policies as the Company as described in note 4.

Statement of Income for the years ended December 31, 2023 and 2022

		2023	2022
	Note	$	$
Revenue	(i )	256,543	297,136
Production costs	(ii)	(146,805)	(179,849)
Depreciation and depletion		(13,613)	(30,767)
Royalties	(iii)	(14,642)	(14,867)
Income from mine operations		81,483	71,653

Impairment reversal on MPP&E	(iv)	‐	63,200
Exploration and evaluation expenditures		(7,434)	(10,536)
General and administrative expenses	(v)	(2,732)	(20,753)
Income from operations		71,317	103,564

Finance expense	(vi)	(5,589)	(6,471)
Finance income	(vi)	4,602	801
Foreign exchange (loss) gain		(390)	5,329
Net income for the year		69,940	103,223

Company's share of net income of the JV for the year		31,670	46,517

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at December 31, 2023 and 2022 were as follows:

		December 31, 2023	December 31, 2022

	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xiv)	138,655	91,271
Receivables		5,930	2,771
Inventories	(vii)	38,094	54,003
Prepaid expenses and deposits		2,617	2,907
VAT receivable		7,558	6,235
		192,854	157,187
Non‐current assets	(viii),(ix)	250,040	180,640
Total assets		442,894	337,827

Liabilities

Current liabilities
Accounts payable and accrued liabilities		42,640	30,811
Lease liabilities	(x)	4,485	778
		47,125	31,589
Non‐current liabilities
Lease liabilities	(x)	14,840	113
Asset retirement provisions	(xi)	63,012	58,148
		77,852	58,261
Total liabilities		124,977	89,850
Equity	(xiii)	317,917	247,977
Total liabilities and equity		442,894	337,827

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenue

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The gold sale price will be a spot price selected by Red Kite during a nine‐day quotational period following shipment of gold from the mine.

During the year ended December 31, 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

During the year ended December 31, 2023, the AGM sold 134,163 ounces of gold to Red Kite under the Offtake Agreement (year ended December 31, 2022 - 167,849 ounces). As of December 31, 2023, the AGM has delivered 1,601,268 gold ounces to Red Kite under the Offtake Agreement.

Included in revenue of the AGM is $0.6 million relating to by-product silver sales for the year ended December 31, 2023 (year ended December 31, 2022 - $0.6 million).

(ii) Production costs

The following is a summary of production costs by nature for the AGM, on a 100% basis, for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Raw materials and consumables	(58,463)	(57,265)
Salaries and employee benefits	(22,010)	(27,649)
Contractors	(37,369)	(56,133)
Change in stockpile, gold‐in‐process and gold dore inventories	(8,173)	(20,867)
Insurance, government fees, permits and other	(20,790)	(17,935)
Total production costs	(146,805)	(179,849)

During the year ended December 31, 2023, the AGM recognized a $0.7 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $0.5 million was credited against production costs and $0.2 million was credited against depreciation expense. The gold price assumption applied in the net realizable value calculation was $2,090 per ounce, and management estimated future costs of processing the stockpiles based upon historical and projected information.

During the year ended December 31, 2022, the AGM recognized a $15.3 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $11.0 million was credited against production costs and $4.3 million was credited against depreciation expense. The gold price assumption applied in the net realizable value calculation was $1,850 per ounce, and management estimated future costs of processing the stockpiles based upon historical and projected information.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

(iii) Royalties

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The JV has presented the 1% GSL as royalties expense in profit and loss.

(iv) Impairment reversal on MPP&E

During the year ended December 31, 2022, the AGM recorded an impairment reversal on MPP&E of $63.2 million resulting from an improved outlook and new life of mine plan for the AGM.

(v) Severance expense

During the year ended December 31, 2022, the JV completed a process of right‐sizing its workforce and recognized an $18.0 million severance expense associated with restructuring its labour force, which was recorded within general and administrative expenses.

(vi) Finance expense and income

The following is a summary of finance expense incurred by the JV for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Accretion charges on asset retirement provisions (note xi)	(2,394)	(2,527)
Interest on lease liabilities (note x)	(1,601)	(207)
Unrealized loss on gold hedging instruments	(970)	‐
Interest and fees associated with revolving credit facility	(164)	(400)
Withholding taxes	(270)	(3,134)
Other	(190)	(203)
Total finance expense	(5,589)	(6,471)

For the year ended December 31, 2023, finance income of $4.6 million related primarily to interest earned on cash balances and short-term investments (year ended December 31, 2022 - $0.8 million of finance income related primarily to interest earned on cash balances).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

(vii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Gold dore on hand	5,095	3,592
Gold‐in‐process	1,516	937
Ore stockpiles	10,274	23,802
Materials and spare parts	21,209	25,672
Total current inventories	38,094	54,003

During the year ended December 31, 2023, the JV recognized a $4.4 million provision against supplies inventory which was recorded in production costs (year ended December 31, 2022 - nil).  Additionally, during the year ended December 31, 2023, the JV reclassified $2.6 million of insurance and capital spares to mineral properties, plant and equipment (year ended December 31, 2022 - nil).

     (viii) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits a reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is $5.3 million as of December 31, 2023 (December 31, 2022 - $5.0 million). Additionally, bank guarantees of $16.4 million have been provided to the EPA, 50% of which is provided by the Company (see note 13).

(ix) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the year ended December 31, 2023, the AGM capitalized $55.3 million in expenditures related to MPP&E, excluding asset retirement costs (year ended December 31, 2022 - additions of $17.1 million). Additionally, during the year ended December 31, 2023, the JV also capitalized $18.8 million in right-of-use assets associated with a mining services contract.

The AGM did not incur any deferred stripping costs during the years ended December 31, 2023 or 2022.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

(x) Lease liabilities

The following table shows the movement in the lease liabilities of the AGM for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of period	891	10,492
Recognition of leases entered into during the period	18,765	5,537
Lease payments	(1,932)	(15,345)
Interest expense (note vi)	1,601	207
Total lease liabilities, end of period	19,325	891

Less: current portion of lease liabilities	(4,485)	(778)
Total non-current portion of lease liabilities	14,840	113

(xi) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	58,148	81,028
Accretion expense	2,394	2,527
Change in estimate	2,736	(25,331)
Reclamation undertaken during the year	(266)	(76)
Total asset retirement provisions, end of year	63,012	58,148

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at December 31, 2023, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 3.9% (December 31, 2022 - 3.9%).

(xii) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of December 31, 2023 (December 31, 2022 - $2.0 million), as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

10. Investment in joint venture (continued)

     (xiii) Preferred shares

There was no change in the JV partners' preferred share investments in the JV for the years ended December 31, 2023 and 2022.  As of December 31, 2023, the JV partners in combination continue to own 264.9 million preferred shares.

    (xiv) Cash flows

The cash flows of the AGM, on a 100% basis, were as follows for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Cash provided by (used in):
Operating activities	100,720	75,479
Investing activities	(50,706)	(16,452)
Financing activities	(2,209)	(15,590)
Impact of foreign exchange on cash and cash equivalents	(421)	(1,377)
Increase in cash and cash equivalents during the year	47,384	42,060
Cash and cash equivalents, beginning of year	91,271	49,211
Cash and cash equivalents, end of year	138,655	91,271

11. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time‐to‐time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus has a term of 25‐months from the filing date. As of December 31, 2023, no securities were issued under the Prospectus.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

12. Equity reserves and long‐term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof. As of December 31, 2023, all units awarded have been cash‐settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity‐settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units awarded as cash‐settled units will not be considered in computing the limits of the share unit plan.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted typically vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date.

The following table is a reconciliation of the movement in the number of stock options outstanding for the years ended December 31, 2023 and 2022:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2022	11,680,170	1.61
Granted	4,790,000	0.66
Cancelled/expired/forfeited	(7,973,000)	1.65
Balance, December 31, 2022	8,497,170	1.04
Granted	4,574,000	0.85
Exercised	(29,333)	0.84
Cancelled/expired/forfeited	(466,502)	1.13
Balance, December 31, 2023	12,575,335	0.97

During the year ended December 31, 2023, the Company recognized share‐based compensation expense relating to stock options of $1.1 million (year ended December 31, 2022 - $0.1 million).

During the year ended December 31, 2023, there were 29,333 stock options exercised with a weighted average exercise price of C$0.84 for total aggregate proceeds of $19 (year ended December 31, 2022 - nil).

The fair value of stock options granted is determined using the Black Scholes pricing model. For options granted during the year ended December 31, 2023, the weighted average expected life, dividend yield and forfeiture rate were 3.65 years, nil and 20.28%, respectively. For options granted during the year ended December 31, 2022, the weighted average expected life, dividend yield and forfeiture rate were 3.76 years, nil and 15.92%, respectively.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

12. Equity reserves and long‐term incentive plan awards (continued)

Other weighted‐average conditions and assumptions used in the Black Scholes models were as follows for options granted during the years presented:

		Weighted	Weighted		Weighted
	Number of	average	average risk‐	Weighted	average Black‐
	options	exercise price	free interest	average	Scholes value
	granted	C$	rate	volatility	$
Year ended December 31, 2022	4,790,000	0.66	2.71%	57.94%	0.24
Year ended December 31, 2023	4,574,000	0.85	3.49%	58.00%	0.32

The following table summarizes the stock options outstanding and exercisable as at December 31, 2023:

	Total options outstanding			Total options exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Range of	Number of	contractual life	exercise price	Number of	contractual life	exercise price
exercise price	options	(years)	C$	options	(years)	C$
C$0.00‐C$1.00	9,047,335	3.71	0.76	1,735,998	2.95	0.69
C$1.01‐C$2.00	3,285,000	1.93	1.44	2,594,662	1.84	1.43
C$2.01‐C$3.00	243,000	1.63	2.20	243,000	1.63	2.20
	12,575,335	3.21	0.97	4,573,660	2.25	1.19

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years.  The following table is a reconciliation of the movement in the number of RSU awards outstanding for the years ended December 31, 2023 and 2022:

	Number of RSUs
	December 31, 2023	December 31, 2022
Balance, beginning of year	534,508	1,184,594
Granted	366,200	299,900
Settled in cash	(279,069)	(599,107)
Cancelled/forfeited	(57,402)	(350,879)
Balance, end of year	564,237	534,508

For all RSUs granted during the year ended December 31, 2023, the awards vest in three equal tranches over a service period of three years and had an estimated weighted-average forfeiture rate of 24.23% (year ended December 31, 2022 - awards granted vest over a service period of three years and had an estimated forfeiture rate of 22.8%).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

12. Equity reserves and long‐term incentive plan awards (continued)

The following table is a reconciliation of the movement in the RSU liability for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	169	575
Awards vested and change in fair value during the year, net of cancelled/forfeited awards	265	(95)
Settled in cash during the year	(169)	(311)
Total RSU liability, end of year	265	169

Less: current portion of RSU liability	(195)	(143)
Total non-current RSU liability, end of year	70	26

(c) Performance share units

PSUs vest in either one-half or one-third increments every twelve months following the grant date for a total vesting period of two or three years and also contain a performance condition(s) applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSU awards outstanding for the years ended December 31, 2023 and 2022:

	Number of PSUs
	December 31, 2023	December 31, 2022
Balance, beginning of year	1,739,401	571,000
Granted	1,287,200	1,588,900
Settled in cash	(908,429)	(88,167)
Added due to performance condition	563,857	‐
Cancelled/forfeited	(180,547)	(332,332)
Balance, end of year	2,501,482	1,739,401

For all PSUs granted during the year ended December 31, 2023, the awards vest in three equal tranches over a service period of three years and had an estimated weighted-average forfeiture rate of 18.84% (year ended December 31, 2022 - awards granted vest over a service period of two or three years and had an estimated weighted-average forfeiture rate of 18.84%).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

12. Equity reserves and long‐term incentive plan awards (continued)

The following table is a reconciliation of the movement in the PSU liability for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	503	87
Awards vested and change in fair value during the year, net of cancelled/forfeited awards	1,577	462
Settled in cash during the year	(583)	(46)
Total PSU liability, end of year	1,497	503

Less: current portion of PSU liability	(1,249)	(334)
Total non-current PSU liability, end of year	248	169

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSU awards outstanding for the years ended December 31, 2023 and 2022:

	Number of DSUs
	December 31, 2023	December 31, 2022
Balance, beginning of year	3,132,000	844,200
Granted	1,942,400	2,287,800
Settled in cash during the year	(860,875)	‐
Cancelled/forfeited	(145,250)	‐
Balance, end of year	4,068,275	3,132,000

For all DSUs granted during the year ended December 31, 2023, the awards vest over a service period of one year and had an estimated weighted-average forfeiture rate of nil (year ended December 31, 2022 - awards granted had no vesting terms or conditions and had an estimated weighted-average forfeiture rate of nil).

The following table is a reconciliation of the movement in the DSU liability for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	1,664	608
Awards vested and change in fair value during the year, net of cancelled/forfeited awards	2,663	1,056
Settled in cash during the year	(549)	‐
Total DSU liability, end of year	3,778	1,664

The financial liability associated with cash‐settled DSU awards is presented in the Statement of Financial Position within accounts payable and accrued liabilities.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

12. Equity reserves and long‐term incentive plan awards (continued)

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units vested three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the phantom share unit liability for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	381	277
Awards vested and change in fair value during the year	536	104
Total phantom share unit liability, end of year	917	381

13. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at December 31, 2023 and 2022:

			Over	December	December
	Within 1 year	1 - 5 years	5 years	31, 2023	31, 2022
Accounts payable, accrued liabilities and payable due to related party	5,724	‐	‐	5,724	3,173
Long‐term incentive plan (cash‐settled awards )	6,139	318	‐	6,457	2,716
Corporate office leas es	135	90	‐	225	348
Total	11,998	408	-	12,406	6,237

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bond in the amount of $8.2 million (December 31, 2022 ‐ $5.9 million).

Contingencies

Due to the nature of its business, the Company and/or the JV may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or JV's financial condition or future results of operations.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

14. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred by the Company during the years ended December 31, 2023 and 2022. The G&A expenses for the years presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 10).

	Year ended December 31,
	2023	2022
	$	$
Wages, benefits and consulting	(6,276)	(6,515)
Office, rent and administration	(1,316)	(1,324)
Professional and legal	(458)	(724)
Share‐based compensation	(6,164)	(1,646)
Travel, marketing, investor relations and regulatory	(929)	(745)
Depreciation	(143)	(146)
Total G&A expense	(15,286)	(11,100)

15. Exploration and evaluation ("E&E") expenditures

The following is a summary of E&E expenses incurred by the Company during the years ended December 31, 2023 and 2022. E&E expenses incurred relate to work performed on the Company's wholly owned Asumura and Mali properties.

	Year ended December 31,
	2023	2022
	$	$
Contractors and consulting	(251)	(326)
Drilling and assays	(1,492)	(603)
Field supplies and camp costs	(31)	(109)
Crop compensation, community and permitting	(224)	(368)
Other	(11)	(5)
Total E&E expenditures	(2,009)	(1,411)

16. Finance income and expense

(a) Finance income

The following is a summary of finance income recorded by the Company during the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	$	$
Fair value adjustment on redeemable preference shares (note 9)	3,356	‐
Interest income and other	2,899	1,036
Total finance income	6,255	1,036

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

16. Finance income and expense (continued)

(b) Finance expense

The following is a summary of finance expense recorded by the Company during the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	$	$
Fair value adjustment on redeemable preference shares (note 9)	‐	(5,617)
Interest on lease liability	(17)	(25)
Other	(6)	(5)
Total finance expense	(23)	(5,647)

17. Income tax

(a) Tax expense

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2023	2022
	$	$
Average statutory tax rate	27%	27%

Income before income taxes	26,085	40,809

Expected income tax expense	7,043	11,018

Increase in income tax expense (recovery) resulting from:
Permanent differences:
Share of net income related to joint venture	(8,551)	(12,560)
Impairment reversal on equity investment in joint venture	‐	(2,060)
Fair value adjustment on redeemable preferences shares	(906)	1,517
Impairment loss on exploration and evaluation assets	‐	440
Share‐based compensation	303	32
Other	6	2
True‐up prior year balances	(94)	194
Effect of differences in tax rate in foreign jurisdictions	(65)	(110)
Change in unrecognized tax assets	2,264	1,529
Foreign exchange and other	‐	(2)
Income tax expense	-	-

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

17. Income tax (continued)

(b) Deferred tax liabilities and assets

The significant components of the Company's deferred tax assets and liabilities as at December 31, 2023 and 2022 were as follows:

	Year ended December 31,
	2023	2022
	$	$
Lease liability	55	85
Right‐of‐use asset	(55)	(85)
Total	-	-

As at December 31, 2023, the Company has tax losses of $75.4 million (December 31, 2022 - $73.9 million) in Canada which expire between 2027 and 2043.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2023	2022
	$	$
Property, plant and equipment	250	126
Share issuance costs	‐	2
Investment in associate	275	275
Accounts payable and accrued liabilities	1,642	600
Lease liability	8	10
Capital losses	2,476	2,476
Non‐capital losses carried forward	21,594	20,492
Total	26,245	23,981

The aggregate amount of deductible temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2023 was $88.2 million (December 31, 2022 - deductible temporary differences of $133.1 million).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

18. Income per share

For the years ended December 31, 2023 and 2022, the calculation of basic and diluted earnings per share is based on the following data:

	Year ended December 31,
	2023	2022
Net income for the year	26,085	40,809

Number of shares
Weighted average number of ordinary shares ‐ basic	224,946,412	224,943,453
Effect of dilutive stock options	230,302	4,354
Weighted average number of ordinary shares - diluted	225,176,714	224,947,807

For the year ended December 31, 2023, excluded from the calculation of weighted average shares outstanding were 8,271,335 stock options that were determined to be anti‐dilutive (year ended December 31, 2022 - 1,400,539 stock options were determined to be anti‐dilutive).

19. Supplemental cash flow information

The following table summarizes the changes in non‐cash working capital for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	$	$
Receivables and receivable due from related party	678	5,643
Prepaid expenses and deposits	(9)	10
Accounts payable, accrued liabilities and payable due to related party	1,206	1,445
Change in non-cash working capital	1,875	7,098

20. Segmented information

Geographic Information

As at December 31, 2023, the Company has only one reportable operating segment being the corporate function with its head office in Canada. Total assets in West Africa include the Company's 45% interest in the AGM JV.

Geographic allocation of total assets and liabilities

December 31, 2023	Canada	West Africa	Total
	$	$	$
Current assets	57,084	10	57,094
Property, plant and equipment and right‐of‐use assets	225	‐	225
Other non‐current assets	‐	155,983	155,983
Total assets	57,309	155,993	213,302
Current liabilities	8,475	3,513	11,988
Non‐current liabilities	396	‐	396
Total liabilities	8,871	3,513	12,384

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

20. Segmented information (continued)

December 31, 2022	Canada	West Africa	Total
	$	$	$
Current assets	58,568	37	58,605
Property, plant and equipment and right‐of‐use assets	332	‐	332
Other non‐current assets	‐	120,957	120,957
Total assets	58,900	120,994	179,894
Current liabilities	4,363	1,441	5,804
Non‐current liabilities	399	‐	399
Total liabilities	4,762	1,441	6,203

Geographic allocation of the Statement of Operations and Comprehensive Income

For the year ended December 31, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	‐	31,670	31,670
Service fee earned as operators of joint venture	5,747	‐	5,747
General and administrative expenses	(15,037)	(249)	(15,286)
Exploration and evaluation expenditures	‐	(2,009)	(2,009)
(Loss) income from operations and joint venture	(9,290)	29,412	20,122
Transaction costs	(378)	‐	(378)
Finance income	2,899	3,356	6,255
Finance expense	(22)	(1)	(23)
Foreign exchange gain (loss)	110	(1)	109
Net (loss) income and comprehensive (loss) income for the year	(6,681)	32,766	26,085

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

20. Segmented information (continued)

For the year ended December 31, 2022:

	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	‐	46,517	46,517
Service fee earned as operators of joint venture	5,413	‐	5,413
General and administrative expenses	(10,914)	(186)	(11,100)
Exploration and evaluation expenditures	‐	(1,411)	(1,411)
(Loss) income from operations and joint venture	(5,501)	44,920	39,419
Impairment reversal on investment in joint venture	‐	7,631	7,631
Impairment of exploration and evaluation assets	‐	(1,628)	(1,628)
Finance income	1,036	‐	1,036
Finance expense	(30)	(5,617)	(5,647)
Foreign exchange gain (loss)	1	(3)	(2)
Net (loss) income and comprehensive (loss) income for the year	(4,494)	45,303	40,809

21. Capital management

The Company's objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational or industry developments, to ensure the Company has the capital and capacity to support the long‐term growth strategies of the JV, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total shareholders' equity, being a total of $200.9 million as at December 31, 2023 (December 31, 2022 - $173.7 million).

The Company is not subject to externally imposed capital requirements or covenants.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements associated with ongoing operations and corporate development plans. The Company does not currently pay dividends. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company's investment policy is to invest its cash in highly liquid short‐term interest‐bearing investments with maturities of 180 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

22. Financial instruments

As at December 31, 2023, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities, payable due to related party and long‐term incentive plan liabilities. The Company classifies cash and cash equivalents, accounts receivable, the related party receivable, accounts payable and accrued liabilities and accounts payable due to related party as financial assets or liabilities and are measured at amortized cost. The preferred shares in the JV and long‐term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss and fall within Level 3 of the fair value hierarchy as discussed below.

The fair value hierarchy comprises:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

There were no transfers between the levels during the years ended December 31, 2023 or 2022.

As at December 31, 2023, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$
Financial assets:
Cash and cash equivalents	‐	55,270	55,270	55,270
Receivables and receivable due from related party	‐	1,060	1,060	1,060
Preferred shares in AGM JV	70,165	‐	70,165	70,165
Total financial assets	70,165	56,330	126,495	126,495

Financial liabilities:
Accounts payable, accrued liabilities and payable due to related party[1]	6,139	5,724	11,863	11,863
Long‐term incentive plan liabilities	318	‐	318	318
Lease liability	‐	203	203	203
Total financial liabilities	6,457	5,927	12,384	12,384

1 Accounts payable includes the current portion of long-term incentive plan liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

22. Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man and Mali. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at December 31, 2023, the Company had a receivable due from the JV of $1.0 million (December 31, 2022 - $1.7 million). Credit risk associated with the related party receivable is considered to be low based on the liquidity of available funds of the JV.

In addition, the Company is exposed to credit risk on its preferred share investments in the JV (note 9). With respect to the 132.4 million preferred shares, credit risk is mitigated by monitoring the financial condition of the JV on a regular basis. The Company's maximum exposure to credit risk in relation to the preferred shares at the reporting date is the carrying value of the financial asset totaling $70.2 million.

(b) Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure (note 21). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. Subsequent to the JV Transaction, the Company's only direct source of revenue is the service fee earned as operators of the AGM JV, as any free cash flows generated by AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA (note 10). However, through a combination of the Company's cash balance and interest earned thereon, cash flows from its investment in the JV, and the ongoing management fee receipts from the JV (note 8), the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2023, the Company had a cash and cash equivalents balance of $55.3 million (December 31, 2022 - $56.1 million) allowing it to settle current liabilities of $12.0 million (December 31, 2022 - $5.8 million) as they become due.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As disclosed in note 9, the Company holds preferred shares in the JV which are carried at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of the preferred shares; however, changes in interest rates would not impact the amount or timing of forecast future cash flows.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

22. Financial instruments (continued)

With all other variables unchanged, a 1% decrease (increase) in the preferred share discount rate would have resulted in a $2.5 million increase and a $2.4 million decrease, respectively, to the Company's net income for the year ended December 31, 2023 (year ended December 31, 2022 - 1% decrease (increase) in the discount rate would have resulted in a $2.8 million increase and a $2.7 million decrease, respectively, to the Company's net income for the year).

The Company's cash and cash equivalents earn interest income at variable rates and accordingly future interest income is subject to fluctuations in short‐term interest rates. A +/‐1% change in short‐term interest rates during the year would have resulted in a $0.6 million increase or decrease to the Company's interest income for the year ended December 31, 2023 (year ended December 31, 2022 - $0.5 million increase or decrease).

(ii) Foreign currency risk

As at December 31, 2023 and 2022, the Company's exposure to foreign currency risk was limited to the balances presented below. Acronyms of "ZAR" and "XOF" refer to the South African Rand and West African Franc, respectively.

December 31, 2023	Foreign currency amount			USD Equivalent

	C$ (000s)	ZAR (000s)	XOF (000s)	$
Cash and cash equivalents	1,329	742	5,811	1,070
Receivables	33	‐	‐	25
Accounts payable and accrued liabilities	(2,740)	(432)	(36,771)	(2,152)
Long‐term incentive plan liabilities	(8,559)	‐	‐	(6,457)
Lease liability	(270)	‐	‐	(203)
Net exposure to foreign currency	(10,207)	310	(30,960)	(7,717)

December 31, 2022	Foreign currency amount			USD Equivalent

	C$ (000s)	ZAR (000s)	XOF (000s)	$
Cash and cash equivalents	1,614	691	17,954	1,261
Receivables	61	‐	‐	45
Accounts payable and accrued liabilities	(2,139)	(402)	(36,830)	(1,662)
Long‐term incentive plan liabilities	(3,681)	‐	‐	(2,716)
Lease liability	(425)	‐	‐	(314)
Net exposure to foreign currency	(4,570)	289	(18,876)	(3,386)

A +/‐10% change in the prevailing exchange rates as at December 31, 2023, with all other variables held constant, would have resulted in a $0.8 million decrease (increase) to the Company's net income for the year ended December 31, 2023 (year ended December 31, 2022 - $0.3 million decrease (increase) to net income).

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (In thousands of United States Dollars, unless otherwise noted)

22. Financial instruments (continued)

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. Future cash flows from the JV are expected to be received as redemptions of the Company’s preferred shares in the JV (note 9). From time to time, the JV enters into hedging programs to manage the AGM’s exposure to gold price risk with an objective of margin protection. For the year ended December 31, 2023, the fair value of the preferred shares would not be materially impacted by a 5% increase (decrease) in the gold price as there would be no change to the estimated timing of distributions made to the JV partners (year ended December 31, 2022 – 10% increase (decrease) in the gold price would not have materially impacted the fair value of preferred shares as there would be no change to the estimated timing of distributions).

23. Related party transactions

In addition to the service fee earned as operator of the JV and administrative and exploration services provided by the JV to the Company on its wholly owned Asumura property (note 8), the Company's related party transactions included compensation paid to key management personnel (being directors and executive officers of the Company), which was as follows for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	$	$
Salaries and benefits	1,873	1,942
Share‐based compensation	4,671	1,343
Total compensation	6,544	3,285